September 3, 2014

Via Edgar

Ms. Block

Attorney Advisor

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4720

Re:	Royal Bakery Holdings, Inc. (the “Company”)
Amendment No. 4 to Registration Statement on Form S-1(the “Amended Registration Statement No. 4”)
Filed September 3, 2014
File No. 333-193143

Dear Ms. Block:

This letter is in response to your request that the Company amend its Amended Registration Statement No. 3 filed on July 28, 2014 by including June 30, 2014 financial statements and related disclosure.

Simultaneous with the submission of this letter to you, the Company is (i) filing on the EDGAR filing system of the U.S. Securities and Exchange Commission an amendment to the Amended Registration Statement No. 3 and (ii) submitting as correspondence on the EDGAR system a copy of the Amended Registration Statement No. 4 marked to show additions (double underline) and deletions (strike through) to the Amended Registration Statement No. 3 so that you can better see and understand the changes that have been made in response to your comments.

In addition to the updated financial statements, the Company hereby acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Preliminary Information Statement and the Definitive Information Statement, (ii) comments from the staff of the U.S. Securities and Exchange Commission (the “Commission”) does not foreclose the Commission from taking any action with respect to the Preliminary Information Statement or the Definitive Information Statement and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with the above, please contact me.

Sincerely,

Royal Bakery Holdings, Inc.

/s/ Tommy Cheung
Tommy Cheung
Chairman, Chief Executive Officer

cc:	Heather Clark
Linda Cvrkel
John Dana Brown